March 26, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:     Cleveland-Cliffs Inc.
Registration Statement on Form S-4 (Registration No. 333-223027)
Ladies and Gentlemen:
On behalf of Cleveland-Cliffs Inc. (“Cliffs”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-223027) of Cliffs and the subsidiary co-registrants named therein be declared effective at 9:00 a.m. on Thursday, March 29, 2018, or as soon thereafter as practicable. Cliffs respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.
Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
CLEVELAND-CLIFFS INC.

By:	/s/ Timothy K. Flanagan
	Name:	Timothy K. Flanagan
	Title:	Executive Vice President, Chief Financial Officer
cc:    Michael J. Solecki, Esq.